SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Integrated Defense Technologies, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45819B 10 1

(CUSIP Number)

Robert B. McKeon
Veritas Capital Management, L.L.C.
660 Madison Avenue
New York, NY 10021
(212) 688-0020

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Benjamin M. Polk, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166
(212) 294-6700

November 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45819B 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). IDT HOLDING, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (SEE ITEM 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (SEE ITEM 5)

	8.	Shared Voting Power 0 (SEE ITEM 5)

	9.	Sole Dispositive Power 0 (SEE ITEM 5)

	10.	Shared Dispositive Power 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THE VERITAS CAPITAL FUND, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (SEE ITEM 5)

	8.	Shared Voting Power 0 (SEE ITEM 5)

	9.	Sole Dispositive Power 0 (SEE ITEM 5)

	10.	Shared Dispositive Power 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ROBERT B. MCKEON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (SEE ITEM 5)

	8.	Shared Voting Power 0 (SEE ITEM 5)

	9.	Sole Dispositive Power 0 (SEE ITEM 5)

	10.	Shared Dispositive Power 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VERITAS CAPITAL MANAGEMENT, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (SEE ITEM 5)

	8.	Shared Voting Power 0 (SEE ITEM 5)

	9.	Sole Dispositive Power 0 (SEE ITEM 5)

	10.	Shared Dispositive Power 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). THOMAS J. CAMPBELL

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (SEE ITEM 5)

	8.	Shared Voting Power 0 (SEE ITEM 5)

	9.	Sole Dispositive Power 0 (SEE ITEM 5)

	10.	Shared Dispositive Power 0 (SEE ITEM 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (SEE ITEM 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (SEE ITEM 5)

14.	Type of Reporting Person (See Instructions) IN

IDT Holding, L.L.C., a Delaware limited liability company (“IDT Holding”), The Veritas Capital Fund, L.P., a Delaware limited partnership (“Veritas L.P.”), Veritas Capital Management, L.L.C., a Delaware limited liability company (“Veritas L.L.C.”), Mr. Robert B. McKeon, and Mr. Thomas J. Campbell, pursuant to Rule 13d-2(a) and Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby file this Amendment No. 2 to Schedule 13D which amends the Schedule 13D filed with the Securities and Exchange Commission on March 8, 2002 and amended on August 19, 2003 (“Amendment No. 1”), with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Integrated Defense Technologies, Inc., a Delaware corporation (the “Company”).

The Schedule 13D is hereby amended by amending and restating Items 3 through 5 as follows:

Item 3.	Source and Amount of Funds or Other Consideration

On November 4, 2003, pursuant to an agreement and plan of merger (the “Merger Agreement”) among the Company, DRS Technologies, Inc., a Delaware corporation (“DRS”) and MMC3 Corporation, a Delaware corporation and a wholly-owned subsidiary of DRS (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving the merger (the “Merger”). Pursuant to the Merger Agreement, each stockholder of the Company was entitled to receive, for each share of Common Stock held, (i) $12.25 in cash, and  (ii) 0.2027  shares of DRS common stock (the “Merger Consideration”).  Each stockholder of the Company was entitled to receive $24.25 per share of DRS common stock in lieu of fractional shares thereof.  A copy of the Merger Agreement is attached to Amendment No. 1 as Exhibit A, and is specifically incorporated herein by reference, and the description herein of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

Immediately prior to the consummation of the Merger, IDT Holding (i) was the owner of approximately 55.1% (or 11,750,992 shares) of issued and outstanding Common Stock and (ii) assigned all of its rights to receive its portion of the Merger Consideration to all holders of its membership interests, all of which were vested at the consummation of the Merger, pro rata in accordance with their membership interests.

Item 4.	Purpose of Transaction

As a result of the Merger and pursuant to the terms of the Merger Agreement, as of  the close of business on November 4, 2003, none of the Reporting Persons had any direct or indirect interest in any securities of the Company. The Reporting Persons expect the Common Stock to be delisted from the New York Stock Exchange following the Merger.

Except for actions relating to the Merger and those other matters discussed in the preceding paragraph, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) - (d) See response to Item 4.
(e) As of November 4, 2003, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 7, 2003
IDT HOLDING, L.L.C.

By: Veritas Capital Fund, L.P.
By: Veritas Capital Management, L.L.C.

	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

THE VERITAS CAPITAL FUND, L.P.

By: Veritas Capital Management, L.L.C.

	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

VERITAS CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Robert B. McKeon
Name: Robert B. McKeon
Title: Member

/s/ ROBERT B. MCKEON
ROBERT B. MCKEON

/s/ THOMAS J. CAMPBELL
THOMAS J. CAMPBELL